UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Huawei and Alvarion Join Open Patent Alliance. Dated February 11th,2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Huawei and Alvarion Join Open Patent Alliance

Mobile Network Leaders Help Accelerate Adoption and Deployment of Next-
Generation 4G WiMAX Wireless Technology

SANTA CLARA, Calif., Feb. 11, 2009 – Continuing to help advance mobile WiMAX wireless technology, mobile broadband technology companies Alvarion Ltd. (NASDAQ:ALVR) and Huawei Technologies (‘Huawei’ ) – leaders in providing next-generation telecommunications network solutions for operators around the world – have joined the Open Patent Alliance (OPA). The group was formed in June 2008 by members of the WiMAX ecosystem, and the addition of the two mobile network leaders will contribute strongly to the OPA objective of offering an Intellectual Property Rights solution that will further support the competitive development and widespread adoption of WiMAX worldwide.

“Intel’s vision for the Open Patent Alliance brings the openness of the Internet and computing industries to the wireless broadband industry and Huawei and Alvarion are valuable additions,” said Sriram Viswanathan, vice president of Intel Capital and general manager of the WiMAX Program Office, Intel. “By facilitating an open intellectual property rights model, the alliance enables a more competitive, innovative and broader WiMAX industry, ultimately benefiting consumers with more choice.”

“Huawei has been developing OFDM & MIMO broadband wireless technologies for the past 10 years, and as a new member of the Open Patent Alliance, we will be able to continue shaping the direction of future WiMAX technology,” said Zhao Ming, vice president of Wireless Product Line and President of CDMA & WiMAX Product Line, Huawei. “By facilitating a process that will ultimately offer broader choice and lower TCO for WiMAX technology, we can help deliver more products with high quality around the world at affordable prices.”

“We are pleased to join OPA and take an active part in this initiative alongside other key WiMAX players,” said Tzvika Friedman, president and CEO of Alvarion. “OPA’s goals complement our OPEN WiMAX approach and ongoing commitment to the technology, and we look forward to contributing our knowledge and experience as part of this premium group. An easily accessible pool of WiMAX patents will promote a robust ecosystem, which will not only encourage competition, but will also offer operators and consumers greater freedom of choice”.

Alvarion and Huawei join current OPA members Alcatel-Lucent, Cisco, Clearwire, Intel, and Samsung Electronics, expanding an ecosystem focused on broader choice, competitive equipment and service costs for WiMAX technology, devices and applications globally. To accomplish this, the OPA has as one of its key objectives to form a WiMAX patent pool to aggregate patent rights needed to implement the WiMAX standard. As a result, it is expected that licensing terms for patents pertaining to WiMAX, including the associated royalty rates will be more predictable, transparent, and at lower cost. Furthermore the WiMAX patent pool may act as a “one stop shop” where companies building WiMAX solutions can obtain use of the patents more simply, efficiently and cost effectively, under a more competitive royalty structure that charges only for the features required to develop WiMAX products.

As members of the OPA, Huawei and Alvarion will nominate their representatives for the governing board of the alliance. The companies will help promote and encourage WiMAX patent owners to participate in the pool, and educate the WiMAX ecosystem about intellectual property rights topics.

For more information, visit the OPA Web site at www.openpatentalliance.com.

About Intel
Intel (NASDAQ: INTC), the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom and blogs.intel.com.

About Huawei
Huawei Technologies is a leader in providing next generation telecommunications networks, and now serves 35 of the world’s top 50 operators, along with over one billion users worldwide. The company is committed to providing innovative and customized products, services and solutions to create long-term value and growth potential for its customers. For more information, visit www.huawei.com.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

Intel is a trademark of Intel Corporation in the U.S. and other countries. *Other names and brands may be claimed as the property of others.